Mail Stop 3010

April 27, 2010

Ms. Diane K. Bryantt
Chief Financial Officer
Investors Real Estate Trust
3015 16th Street SW, Suite 100
Minot, North Dakota 58701

       Re: Investors Real Estate Trust
       Form 10-K for the fiscal year ended April 30, 2009
       File No. 0-14851

Dear Ms. Bryantt:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Jennifer Monick
       Senior Staff Accountant